FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and six months ended June 30, 2020 and 2019
[unaudited] [expressed in Canadian dollars]

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[unaudited] [expressed in Canadian dollars]

As at,		June 30,	December 31,
		2020	2019
	Notes	$	$
ASSETS
Current assets
Cash		13,388,102	7,932,737
Other receivables	5	2,070,838	2,070,055
Prepaid expenses and deposits		1,972,312	430,381
Inventories		—	942,939
		17,431,252	11,376,112
Assets held for sale	4	11,922,750	—
		29,354,002	11,376,112
Non-current assets
Other investments	6	1,806,039	11,780,864
Right-of-use asset, net	7	—	127,410
Property, plant and equipment, net		—	11,804,145
Intangible assets, net	8	20,860,170	22,358,932
		52,020,211	57,447,463
LIABILITIES
Current liabilities
Trade and other payables		4,192,786	4,467,826
Lease obligations	10	57,768	56,207
Derivative liability		—	2,646,269
Notes payable	9	1,825,288	1,908,412
		6,075,842	9,078,714
Non-current liabilities
Lease obligations	10	124,252	146,662
		6,200,094	9,225,376
SHAREHOLDER'S EQUITY
Class A share capital	11	201,500	201,500
Class B share capital	11	111,946,628	97,815,149
Warrant reserve	11	5,748,630	5,745,034
Contributed surplus	12	24,078,474	23,091,099
Foreign exchange translation reserve		778,755	(112,690)
Accumulated deficit		(96,933,870)	(78,518,005)
		45,820,117	48,222,087
		52,020,211	57,447,463
Commitments and contingencies	15
Subsequent events	18

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Raza Bokhari	Director - Robert Ciaruffoli

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in Canadian dollars, except number of shares]

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
			[Restated - note 17]		[Restated - note 17]
	Notes	$	$	$	$
Expenses
General and administrative	14	2,537,795	2,818,653	6,546,664	4,922,983
External research and development fees		2,075,658	—	2,478,945	—
Share-based payments	11, 12	483,956	5,128,888	3,546,886	5,431,746
Depreciation and amortization	7, 8	1,321,730	—	2,612,878	—
Impairment of right-of-use asset	7	—	—	119,447	—
Total operating expenses		6,419,139	7,947,541	15,304,820	10,354,729

Loss from continuing operations		(6,419,139)	(7,947,541)	(15,304,820)	(10,354,729)

Other income		(17,614)	—	(35,695)	—
Finance expense		91,019	—	188,272	—
Gain on settlement of financial liability		(53,714)	—	(53,714)	—
Loss (gain) on change in fair value derivative liability		—	1,756,438	(843,301)	1,756,438
Loss (gain) on changes in fair value of other investments	6	(1,220,760)	4,403,343	1,504,301	3,163,296
Net loss from continuing operations		(5,218,070)	(14,107,322)	(16,064,683)	(15,274,463)

Net loss from discontinued operations	4	(753,595)	(1,582,944)	(2,351,182)	(2,713,089)
Net loss for the period		(5,971,665)	(15,690,266)	(18,415,865)	(17,987,552)

Other comprehensive income
Items that may be subsequently reclassified to income:
Exchange gain (loss) on translation of foreign operations		(727,529)	—	891,445	—
Comprehensive loss		(6,699,194)	(15,690,266)	(17,524,420)	(17,987,552)

Net loss per share
Basic and diluted - continuing operations	13	(0.58)	(2.01)	(1.87)	(2.20)
Basic and diluted - discontinued operations	13	(0.08)	(0.23)	(0.27)	(0.39)
Weighted average number of shares outstanding – basic and diluted	13	9,051,562	7,009,444	8,600,660	6,955,799

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the six months ended June 30, 2020 and 2019

[unaudited] [expressed in Canadian dollars, except number of shares]

								Foreign	Accumulated
								exchange	deficit
							Contributed	translation	[Restated -
	Class A shares		Class B shares		Warrants		surplus	reserve	note 17]	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145	4,977,300	—	(26,504,819)	51,032,428
Shares issued	—	—	115,328	5,500,000	—	—	—	—	—	5,500,000
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc.	—	—	510,940	16,431,818	67,600	1,888,086	2,567,306	—	—	20,887,210
Stock options exercised [note 12]	—	—	72,143	1,624,608	—	—	(998,708)	—	—	625,900
Share-based payments [note 12]	—	—	—	—	—	—	5,686,057	—	—	5,686,057
Warrants exercised	—	—	197	6,047	(197)	(2,483)	—	—	—	3,564
Comprehensive loss for the period	—	—	—	—	—	—	—	—	(18,231,370)	(18,231,370)
Balance, June 30, 2019	72	201,500	7,542,388	91,478,775	613,615	6,327,748	12,231,955	—	(44,736,189)	65,503,789

								Foreign
								exchange
							Contributed	translation	Accumulated
	Class A shares		Class B shares		Warrants		surplus	reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2019	72	201,500	7,905,727	97,815,149	467,451	5,745,034	23,091,099	(112,690)	(78,518,005)	48,222,087
Shares issued [note 11]	—	—	1,789,085	11,112,867	1,500,000	122,470	(1,730,794)	—	—	9,504,543
Share-based payments [note 12]	—	—	502,575	2,269,248	—	—	3,269,487	—	—	5,538,735
Share options exercised [note 12]	—	—	22,382	749,364	—	—	(670,192)	—	—	79,172
Warrants expired	—	—	—	—	(37,313)	(118,874)	118,874	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	891,445	(18,415,865)	(17,524,420)
Balance, June 30, 2020	72	201,500	10,219,769	111,946,628	1,930,138	5,748,630	24,078,474	778,755	(96,933,870)	45,820,117

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[unaudited] [expressed in Canadian dollars]

For the six months ended June 30,	2020	2019
		[Restated note - 17]
	$	$
Operating activities
Net loss from continuing operations	(16,064,683)	(15,274,463)
Add (deduct) items not affecting cash
Depreciation and amortization	2,612,878	51,172
Impairment of right-of-use asset	119,447	—
Interest expense	7,254	7,242
Share-based payments	3,546,887	5,431,746
Change in fair value of other investments	1,504,301	3,163,296
Change in fair value of derivative liability	(843,301)	1,756,438
Unrealized foreign exchange loss	18,082	—
Gain on settlement of financial liability	(53,714)	—
Changes in non-cash working capital balances
Other receivables	(674,324)	(279,531)
Prepaid expenses and deposits	(1,532,039)	(780,545)
Other payables	(130,024)	(147,426)
Cash used in continuing operating activities	(11,489,236)	(6,072,071)
Cash used in discontinued operating activities	(762,133)	(5,295,214)
Cash used in operating activities	(12,251,369)	(11,367,285)

Investing activities
Cash acquired from acquisition of Prismic Pharmaceuticals Inc.	—	2,329
Proceeds from sale of investments	8,470,524	—
Cash provided by continuing investing activities	8,470,524	2,329
Cash used in discontinued investing activities	—	(555,614)
Cash provided by (used in) investing activities	8,470,524	(553,285)

Financing activities
Repayment of lease obligation	(28,103)	—
Proceeds from issuance of shares, net of issuance costs	9,185,158	—
Proceeds from exercise of stock options	79,155	625,900
Proceeds from exercise of warrants	—	3,564
Cash provided by continuing financing activities	9,236,210	629,464
Cash provided by discontinued financing activities	—	—
Cash provided by financing activities	9,236,210	629,464

Net increase (decrease) in cash during the period	5,455,365	(11,291,106)

Cash, beginning of period	7,932,737	21,134,930
Cash, end of period	13,388,102	9,843,824

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

1. Nature of business

FSD Pharma Inc. (“FSD” or the “Company”), through its wholly owned subsidiaries, Prismic Pharmaceuticals Inc. (“Prismic”) and FSD Biosciences Inc., is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. The Company’s goal is for these compounds to be approved by the FDA and other international regulatory agencies as prescription medications.

FV Pharma Inc. (“FV Pharma”), a wholly owned subsidiary of the Company is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations. FV Pharma was focused on producing and extracting high-quality, hydroponic, pharmaceutical-grade cannabis. In March 2020, substantially all the assets of FV Pharma were classified as held for sale (refer to Note 4).

The Company’s registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in these financial statements have been adjusted retrospectively to reflect the reverse share split.

Subsidiaries

These unaudited condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which FSD has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership	Ownership
		percentage	percentage
Entity Name	Country	June 30, 2020	December 31, 2019
		%	%
FSD Biosciences Inc.	USA	100	0
Prismic Pharmaceuticals Inc.	USA	100	100
FV Pharma Inc.	Canada	100	100

Impact of COVID-19

During the six months ended June 30, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

In order to mitigate the impact of COVID-19 the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. The Company has also closed its facility to collaboration partners and ceased their operations. The impact of COVID-19 did not have a material impact on the financial results for the three and six months ended June 30, 2020.

2. Basis of presentation

[a] Statement of compliance

These unaudited condensed consolidated interim financial statements (“financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2019. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 7, 2020.

[b] Functional currency and presentation currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company. The functional currencies of the Company’s wholly owned subsidiaries are as follows:

FSD Biosciences	United States Dollars
Prismic	United States Dollars
FV Pharma	Canadian Dollars

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2019 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

3. Acquisition of Prismic Pharmaceutical

On June 28, 2019, the Company closed the acquisition of Prismic by acquiring all of the issued and outstanding Prismic Shares from the holders thereof. Prismic is a U.S.-based specialty research and development pharmaceutical company that is developing non-addictive prescription drugs for the treatment of pain and inflammation. Prismic’s goal is to address the opioid crisis based on formulations utilizing micro-PEA's complimentary effect on certain drugs used to impact the body’s endocannabinoid system.

It was determined that the acquisition of Prismic did not qualify as a business combination in accordance with IFRS 3 Business Combinations [“IFRS 3”] and therefore it was accounted for as an asset acquisition. The individual identifiable assets acquired and liabilities assumed were identified and the purchase consideration was allocated based on the relative fair values of the acquired assets and assumed liabilities.

The total consideration for the purchase of Prismic was $20,887,209. The purchase consideration consisted of $16,431,818 of Class B subordinate voting shares, $2,567,305 of share options and $1,888,086 of warrants. The fair value of the Class B subordinate voting shares was determined based on a total of 510,940 shares issued and a fair value of $32.16 per share, which reflects the share price on the date of acquisition. The fair value of the 89,898 share options and 67,598 warrants issued as part of the consideration were determined using a Black-Scholes options pricing model with the following assumptions:

	Share Options	Warrants
Grant date share price	$32.16	$32.16
Exercise price	$2.61 - $17.89	$2.61 - $26.73
Expected dividend yield	-	-
Risk free interest rate	1.39% - 1.66%	1.41% - 1.52%
Expected life (years)	0.98 - 16.21	1.39 - 6.55
Annualized volatility	100%	100%

The allocation of the total purchase consideration to the identifiable assets acquired and liabilities assumed as at the date of acquisition was as follows:

Fair value recognized on acquisition
$
Cash	2,329
Prepaid expenses and deposits	26,174
Intangible assets	24,648,915
Trade and other payables	(1,867,250)
Notes payable	(1,922,959)
20,887,209

4. Assets held for sale

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and has initiated the process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the Cobourg Facility will be completed within the next 12 months and is actively marketing the Facility for sale.

Assets held for sale consists of the Cobourg facility, all biological assets and inventory on hand, and equipment related to the Cobourg Facility operations (collectively the “Disposal Group”). It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg facility are reported as discontinued operations for the three months and six months ended June 30, 2020 and 2019.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

Assets held for sale as at June 30, 2020 consisted of the following:

$
Inventories	262,443
Property, plant and equipment	11,660,307
11,922,750

Net loss and comprehensive loss from discontinued operations for the three and six months ended June 30, 2020 and 2019 is comprised of the following:

		For the three months ended		For the six months ended June
	Notes	2020	2019	2020	2019
		$	$	$	$

Revenue		8,366	—	11,611	—

Cost of revenue		586,740	—	1,109,363	—
Gross loss before fair value adjustments		(578,374)	—	(1,097,752)	—
Fair value adjustments on inventory sold		(684)	—	(1,256)	—
Unrealized loss on changes in fair value of
biological assets		—	321,375	221,835	175,524
Gross loss		(577,690)	(321,375)	(1,318,331)	(175,524)

Expenses
General and administrative	14	194,406	1,100,482	949,767	2,348,291
Depreciation and amortization		—	179,588	120,085	226,275
Total operating expenses		194,406	1,280,070	1,069,852	2,574,566

Loss from discontinued operations		(772,096)	(1,601,445)	(2,388,183)	(2,750,090)

Other income		(18,501)	(18,501)	(37,001)	(37,001)
Net loss from discontinued operations		(753,595)	(1,582,944)	(2,351,182)	(2,713,089)

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

Cash flows from discontinued operations for the six months ended June 30, 2020 and 2019 is comprised of the following:

	2020	2019
	$	$
Operating activities
Net loss from discontinued operations	(2,351,182)	(2,713,089)
Add (deduct) items not affecting cash
Depreciation and amortization	143,838	226,275
Change in fair value adjustments on inventory sold	(1,256)	—
Impairment of inventory	710,905	—
Change in fair value of biological assets	221,835	175,524
Changes in non-cash working capital balances
Trade and other receivables	673,541	(327,050)
Prepaid expenses and deposits	152,642	(63,500)
Inventories	(29,153)	(955,048)
Biological assets	(221,835)	(405,474)
Trade and other payables	(61,468)	(1,232,852)
Cash used in operating activities	(762,133)	(5,295,214)

Investing activities
Purchase of property, plant and equipment	—	(555,614)
Cash used in investing activities	—	(555,614)

5. Other receivables

The Company’s other receivables are comprised of the following:

	June 30, 2020	December 31, 2019
	$	$
Sales tax recoverable	1,556,112	2,033,535
Related party loan receivable [note 16]	501,999	—
Rent receivable	—	12,990
Other	12,727	23,530
	2,070,838	2,070,055

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

6. Other investments

The following table outlines changes in other investments:

				Change in fair value
			Balance at December	through profit or	Proceeds	Balance at
Entity	Instrument	Note	31, 2019	loss	from sale	June 30, 2020
			$	$	$	$
Pharmadrug Inc.	Shares	(i)	339,060	517,772	(727,032)	129,800
Cannara Biotech Inc.	Shares	(ii)	9,069,038	(1,325,546)	(7,743,492)	—
Clover Cannastrip	Shares	(iii)	—	—	—	—
HUGE Shops	Shares	(iv)	760,868	(306,653)	—	454,215
SciCann Therapeutics	Shares	(v)	712,248	(137,657)	—	574,591
Solarvest BioEnergy Inc.	Shares	(vi)	435,000	(105,000)	—	330,000
Solarvest BioEnergy Inc.	Warrants	(vi)	116,650	(63,217)	—	53,433
Solarvest BioEnergy Inc.	Convertible debenture	(vi)	348,000	(84,000)	—	264,000
			11,780,864	(1,504,301)	(8,470,524)	1,806,039

(i) Pharmadrug Inc. (Formerly known as “Aura Health Inc.”)

On April 16, 2019, the Company entered into a share exchange agreement with Aura Health Inc. (“Aura”). Pursuant to the share exchange agreement, FSD acquired 13,562,387 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000. The FSD shares issued to Aura were subject to a purchase price adjustment, such that FSD would be required to issue additional shares to Aura should the weighted average trading price of FSD’s shares fall below the issue price. As the number of additional shares to be issued under the agreement were dependent on the FSD share price, it was determined that this created a derivative liability. As a result of the decline in the Company’s share price, on September 20, 2019, 61,892 additional Class B shares of the Company were issued to Aura in settlement for the derivative liability. In 2019, Aura Health Inc. changed its name change to Pharmadrug Inc.

During the three months ended June 30, 2020, the Company sold 10,317,387 common share for gross proceeds of $727,032.

Subsequent to June 30, 2020, the Company sold the remaining 3,245,000 common shares of Pharamadrug for gross proceeds of $139,751.

(ii) Cannara Biotech Inc. (“Cannara”)

On February 5, 2020, the Company sold its investment of 85,003,750 Class B shares of Cannara for total cash proceeds of $7,743,492. The Company recognized a loss on sale of investment of $1,325,546.

(iii) Clover Cannastrip Thin Film Technologies Corp. (“Clover”)

On September 6, 2018, the Company subscribed for $1,500,000 of equity units in a brokered private placement by Clover. The equity investment is measured at fair value through profit or loss. Clover is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at December 31, 2019 and as at June 30, 2020, the fair value was determined to be $nil based on the financial position of Clover and the Company’s ability to recover its investment.

(iv) HUGE Shops

The investment includes 17,333,333 shares based on the December 2018 subscription price of $0.075 per share. The equity investment is measured at fair value through profit or loss. Huge Shops is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at June 30, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies’ share prices and cannabis sector index, resulting in decline in the fair value of the investment of 40% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $30,665.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

(v) SciCann Therapeutics Inc.

The investment includes 117,648 shares based on the subscription price in May of 2018 and October of 2018 of $17 per share. The equity investment is measured at fair value through profit or loss. SciCann Therapeutics Inc. is not a publicly traded company therefore, the fair value was classified as level 3 within the fair value hierarchy. As at June 30, 2020, the Company determined the best information to assess the fair value of the investment was based on movement of comparable public companies’ share prices and cannabis sector index, resulting in decline in the fair value of investment of 19% from December 31, 2019. Comparable companies were determined in looking at product offering, relative size of operations, geographical market and other factors. A change in this assumption of plus or minus 10% would result in a corresponding change in fair value of the investment of approximately $13,766.

(vi) Solarvest BioEnergy Inc. (“Solarvest”)

On May 7, 2019, the Company acquired 3,000,000 common shares, 3,000,000 warrants and a convertible debenture at a principal amount of $2,400,000 for a total fair value of $3,000,000 of Solarvest in exchange for 49,751 Class B common shares of the Company with a fair value of $2,500,000 based on a market price of $50.25 and recognition of a derivative liability of $500,000. Under the terms of the agreement, the Company has guaranteed a minimum liquidation value of its shares to Solarvest of $3,000,000 resulting in recognition of derivative liability. If the liquidation value of the Company’s shares is below $3,000,000, the Company would be required to issue additional shares for the difference in actual value realized and the minimum guaranteed value.

As at December 31, 2019, the fair value of the derivative liability was $2,646,269. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $3,000,000. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability. The fair value of the shares issued was $1,802,968 resulting in recognition of a gain of $843,301 on settlement of the derivative liability.

As at June 30, 2020, the fair value of the shares was determined based on the quoted market price of the shares at $0.11 per share. The fair value of the associated warrants is based on the Black-Scholes model with the following assumptions: exercise price $0.25, risk free rate 0.25%, expected volatility 108%, expected life 0.85 years and expected dividend yield of 0%. Fair value of the convertible debenture is calculated as the fair value of shares if converted at SVS share price as at June 30, 2020 of $0.11. The shares have been classified as level 1 within the fair value hierarchy–quoted market price, and the warrants and convertible debenture have been classified as level 2 – valuation technique with observable market inputs.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

7. Right-of-use asset

The right-of-use asset as at June 30, 2020 is as follows:

$
Balance – January 1, 2019	243,818
Depreciation	(48,764)
Impairment	(67,644)
Balance – December 31, 2019	127,410
Depreciation	(7,963)
Impairment	(119,447)
Balance – June 30, 2020	—

The right-of-use asset relates to an office lease. The right-of-use asset is carried at the lower of carrying value and present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease. As of June 30, 2020, the Company did not occupy the leased premise and was unsuccessful in subleasing the space. As a result, the Company recognized an impairment loss of $119,447 resulting in right-of-use asset balance of $nil. The Company recognized depreciation expense of $nil and $7,963 for the three and six months ended June 30, 2020, respectively (June 30, 2019 – $12,191 and $24,382).

8. Intangible assets

Intangible assets as at June 30, 2020 is as follows:

$

Cost
Balance, December 31, 2019	24,852,092
Effects of foreign exchange	1,224,618
As at June 30, 2020	26,076,710

Accumulated amortization
Balance, December 31, 2019	2,493,160
Amortization	2,604,915
Effects of foreign exchange	118,465
As at June 30, 2020	5,216,539

Carrying value
Balance, December 31, 2019	22,358,932
As at June 30, 2020	20,860,170

The Company acquired intellectual property as part of the acquisition of Prismic on June 28, 2019. Refer to Note 3 for additional details. The life of the intellectual property has been determined to be 5 years. Amortization of the intellectual property commenced on the date of acquisition. The Company recognized amortization expense of $1,321,730 and $2,604,915 for the three and six months ended June 30, 2020 (June 30, 2019 – $nil and $nil).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

9. Notes payable

Notes payable consists of the following:

	June 30, 2020	December 31, 2019
	$	$
Short-term notes	203,556	193,996
Notes payable	1,621,732	1,714,416
	1,825,288	1,908,412

Short-term notes

The short-term notes represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured, are due on demand and accrue interest at a rate of 10% per annum. The notes are held by former Directors and Shareholders of Prismic.

Notes payable

The notes payable represent notes outstanding that the Company assumed on acquisition of Prismic. The notes have matured and are due on demand. The notes accrue interest at a rate of 20% per annum. The notes are held by former Directors and Shareholders of Prismic. The Company recognized accrued interest of $87,888 and $181,018 for the three and six months ending June 30, 2020 (June 30, 2019 – $nil and $nil).

During the three months ended June 30, 2020, the Company settled principle and accrued interest in the amount of $188,266 and $112,658, respectively of notes payable with 63,714 Class B Common Shares.

10. Lease obligations

The lease obligations as at June 30, 2020 are as follows:

$
Balance as at January 1, 2019	243,818
Add: Interest Expense	15,258
Less: Lease Payments	(56,207)
Balance – December 31, 2019	202,869
Balance – January 1, 2020	202,869
Add: Interest Expense	7,254
Less: Lease Payments	(28,103)
Balance – June 30, 2020	182,020

Current	57,768
Non-current	124,252
Balance – June 30, 2020	182,020

Lease obligations are related to the Company’s office lease. The Company recognized $3,530 and $7,254 interest expense for the three and six months ended June 30, 2020 (2019 – $4,285 and $7,242).

As of June 30, 2020, the Company did not occupy the leased premise. The Company has commenced plans to sublease the premise, however if or when the Company will be able to sublease the premise is unknown.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

$
Less than one year	57,768
One to two years	59,954
Two to three years	59,954
Three to four years	29,977
Thereafter	—
Total undiscounted lease payments payable	207,653
Less: impact of present value	(25,633)
Balance as at June 30, 2020	182,020

11.  Share capital

[a]  Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

[b] Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2018	72	201,500	6,843,780	67,916,302	546,212	4,442,145
Shares issued [a] [b]	—	—	115,328	5,500,000	—	—
Issued on acquisition of net assets of Prismic Pharmaceuticals, Inc. [c]	—	—	510,940	16,431,818	67,600	1,888,086
Stock options exercised	—	—	72,143	1,624,608	—	—
Warrants exercised	—	—	197	6,047	(197)	(2,483)
Balance, June 30, 2019	72	201,500	7,542,388	91,478,775	613,615	6,327,748

Balance, December 31, 2019	72	201,500	7,905,727	97,815,149	467,451	5,745,034
Shares issued [e] [h] [i]	—	—	1,789,085	11,112,867	1,500,000	122,470
Share-based payments [d] [f] [g]	—	—	502,575	2,269,248	—	—
Share options exercised	—	—	22,382	749,364	—	—
Warrants expired	—	—	—	—	(37,313)	(118,874)
Balance, June 30, 2020	72	201,500	10,219,769	111,946,628	1,930,138	5,748,630

[a] On April 24, 2019, the Company entered into a share exchange agreement with Aura. Pursuant to the share exchange agreement, FSD acquired 13,562,386 common shares at $0.2212 per share in the capital of Aura in exchange for the issuance of 65,577 Class B shares of the Company at $45.75 for a total value of $3,000,000.

[b] On May 7, 2019, the Company entered into an agreement with Solarvest. Per the agreement the Company issued 49,751 Class B Shares to Solarvest in exchange for the investment in Solarvest for a total fair value of $2,500,000. Refer to Note 6 for details regarding the investment in Solarvest.

[c] On June 29, 2019, the Company acquired all outstanding common and preferred shares of Prismic through the issuance of an aggregate of 510,940 Class B Shares. The Class B Shares issued to the Prismic shareholders were deposited into escrow upon closing of the transaction, and were subject to an 18-month staggered escrow release.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

[d] On January 2, 2020, the Company issued 27,580 Class B Common Shares as share-based compensation to certain Board of Directors for services performed as directors for the fiscal year 2019 for the amount payable of $98,521.

[e] On February 4, 2020, the Company issued 225,371 Class B Common Shares to Solarvest as settlement under the Share Exchange Agreement to settle derivative liability of $2,646,269.

[f] On March 16, 2020, the Company issued 405,926 Class B Common Shares as part of share-based bonus to employees for performance related to fiscal year 2019 resulting in movement of $1,730,794 from contributed surplus to share capital and recognition of an additional share-based compensation expense of $124,288.

[g] On March 16, 2020, the Company issued 69,069 Class B Common Shares to members of the Board of Directors as share-based compensation for their annual compensation for the year ended December 31, 2020 in lieu of cash.

[h] On April 15, 2020, the Company issued 63,714 Class B Common Shares to settle Prismic notes payable of $300,924 (USD 207,792). The fair value of the Class B Common Shares was $247,210 resulting in a gain on settlement of liability of $53,714.

[i] On June 8, 2020, the Company issued 1,500,000 Class B Common Shares and 1,500,000 warrants as part of a private placement financing for total proceeds of $10,125,000. The more reliably measured component, Class B Common Shares, were measured first, with the residual amount being allocated to the warrants. The fair value of the Class B Common Shares was $9,062,689 and the residual value allocated to the warrants was $122,470. The Company incurred issuance costs of $939,841, which has been allocated pro-rata to the common shares and warrants.

The changes in the number of warrants outstanding during the six months ended June 30, 2020 and 2019 were as follows:

		Weighted average
	Number of warrants	exercise price
	#	$
Outstanding as at December 31, 2018	546,212	9.57
Issued	67,597	10.45
Outstanding as at June 30, 2019	613,809	9.67
Outstanding as at December 31, 2019	467,451	10.20
Issued	1,500,000	9.65
Expired	(37,313)	6.03
Outstanding as at June 30, 2020	1,930,138	9.85

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

12. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based payment arrangements

The changes in the number of share options during the six months ended June 30, 2020 and 2019 were as follows:

	Number of	Weighted average
	options	exercise price
	#	$
Outstanding as at December 31, 2018	485,159	74.53
Granted	357,333	38.86
Exercised	(73,801)	8.66
Forfeited	(12,438)	8.66
Outstanding as at June 30, 2019	756,253	64.38
Outstanding as at December 31, 2019	1,454,943	21.96
Granted	1,017,139	4.85
Exercised	(22,382)	2.61
Cancelled	(822,137)	31.65
Outstanding as at June 30, 2020	1,627,563	6.24
Exercisable as at June 30, 2020	1,467,188	6.15

Measurement of fair values

The fair value of share options granted during the six months ended June 30, 2020 and 2019 were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	June 30, 2020	June 30, 2019
Grant date share price	$3.86 — $9.54	$40.20 — $75.38
Exercise price	$3.86 — $9.80	$40.20 — $75.38
Expected dividend yield	—	—
Risk free interest rate	0.50% — 1.55%	1.40% — 1.90%
Expected life	4 — 9 years	5 years
Expected volatiity	120%	100%

Expected volatility was estimated by using the historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on government bonds with a remaining term equal to the expected life of the options.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

The following table is a summary of the Company’s share options outstanding as at June 30, 2020:

	Options outstanding		Options exercisable
		Weighted average
Exercise price	Number outstanding	remaining	Exercise price	Number exercisable
$	#	#	$	#
2.61	12,683	2.99	2.61	12,683
3.86	837,139	4.59	3.86	837,139
4.42	99,502	2.21	4.42	99,502
4.75	110,000	4.79	4.75	77,500
5.43	16,264	2.99	5.43	16,264
6.16	20,000	3.68	6.16	20,000
7.17	199,005	4.33	7.17	199,005
7.63	203,750	4.84	7.63	97,500
7.83	35,000	4.38	7.83	19,000
9.54	15,000	4.56	9.54	9,375
10.65	3,730	2.99	10.65	3,730
13.07	10,855	2.99	13.07	10,855
13.47	1,418	2.99	13.47	1,418
16.08	18,409	2.99	16.08	18,409
17.89	4,178	2.99	17.89	4,178
18.09	17,413	2.72	18.09	17,413
20.10	8,289	2.78	20.10	8,289
47.24	1,493	3.87	47.24	1,493
50.25	5,224	3.82	50.25	5,224
52.26	498	3.71	52.26	498
55.28	498	3.62	55.28	498
59.30	498	3.46	59.30	498
75.38	498	3.54	75.38	498
86.43	1,244	3.38	86.43	1,244
142.71	4,975	3.24	142.71	4,975
6.24	1,627,563	4.34	6.15	1,467,188

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

The following table is a summary of the Company’s share options outstanding as at June 30, 2019:

	Options outstanding		Options exercisable
		Weighted average
		remaining
		contractual life
Exercise price	Number outstanding	[years]	Exercise price	Number exercisable
$	#	#	$	#
2.61	35,065	4.00	2.61	35,065
4.42	99,502	3.21	4.42	99,502
5.43	16,264	4.00	5.43	16,264
10.65	3,730	4.00	10.65	3,730
13.07	10,855	4.00	13.07	10,855
13.47	1,418	4.00	13.47	1,418
16.08	18,409	4.00	16.08	18,409
17.89	4,178	4.00	17.89	4,178
18.09	37,313	3.84	18.09	37,313
20.10	16,582	3.78	20.10	—
26.13	14,925	4.13	26.13	14,925
40.20	29,851	4.96	40.20	14,925
44.22	2,488	3.92	44.22	2,488
47.24	1,493	4.88	47.24	1,493
50.25	232,090	4.91	50.25	119,900
52.26	498	4.71	52.26	498
55.28	498	4.63	55.28	498
59.30	498	4.46	59.30	498
75.38	498	4.55	75.38	498
86.43	1,244	4.38	86.43	1,244
88.44	14,925	4.37	88.44	14,925
120.60	9,950	4.21	120.60	9,950
142.71	4,975	4.24	142.71	4,975
148.74	199,004	4.20	148.74	199,005
64.38	756,253	4.27	68.76	612,556

During the six months ended June 30, 2020, the Company cancelled 822,139 stock options outstanding and issued 822,139 replacement stock options at an exercise price of $3.86 resulting in incremental grant date fair value of $879,717 which was expensed immediately as all the replacement stock options vested on date of replacement.

The Company recognized $404,456 and $3,269,487 of share-based compensation expenses relating to share options during the three and six months ended June 30, 2020 (2019 – $5,128,888 and $5,431,746).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

13. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants and share options. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the period ended June 30, 2020 and 2019 presented are as follows:

	June 30, 2020	June 30, 2019
	#	#
Warrants	1,930,138	613,809
Share Options	1,627,563	756,253
	3,557,701	1,370,062

14. General and administrative

Components of general and administrative expenses for the three and six months ended June 30, 2020 and 2019 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Professional fees	241,198	933,430	1,622,026	1,286,697
General office, insurance and administration expenditures	1,032,804	386,011	2,354,296	602,454
Consulting fees	524,005	678,853	1,373,636	1,151,242
Salaries, wages and benefits	637,767	916,523	1,282,318	1,445,927
Stock promotion	154,602	917,059	557,740	2,019,722
Building and facility costs	20,369	87,259	261,412	765,232
Foreign exchange loss	121,456	—	45,003	—
	2,732,201	3,919,135	7,496,431	7,271,274
Allocated to:
Continuing operations	2,537,795	2,818,653	6,546,664	4,922,983
Discontinued operations	194,406	1,100,482	949,767	2,348,291

15. Commitments and contingencies

Commitments

Supply Agreement with Canntab Therapeutics Ltd. and World Class Extractions Inc.

On February 12, 2019, the Company announced that it had entered into a three-way supply agreement with Canntab Therapeutics Ltd. (“Canntab”), World Class Extractions Inc. (“World Class”) (collectively with the Company, the “Purchasers”) and a Supplier to purchase up to 1,000 kg of the Supplier’s 2018 organic hemp crop, for which the Company has previously purchased a quantity with an original value of $100,000, which amount has been recorded in its inventory. The Purchasers intend to extract CBD oil from the 2019-2024 organic hemp crops and process the oil into gel capsules and tablets at the Company’s facility in Cobourg. The Purchasers have committed to collectively purchase $1,000,000 worth of hemp plus applicable taxes, from the 2019 crop.

As at June 30, 2020, no hemp from the 2019 crop has been received by the Company. The Company has provided a deposit of $166,667 to the Supplier for hemp product to be received. As of June 30, 2020, the Company has an outstanding commitment to purchase an additional $166,667 of hemp product from the Supplier, representing the Company’s share of the Purchasers’ collective commitment to purchase $1,000,000 of hemp from the 2019 crop.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

Pursuant to the Agreement, the Supplier granted the Purchasers the right and option to purchase up to $5,000,000 of the Supplier’s hemp crop for a period of 5 years commencing in 2019 at a purchase price of $100 per kg per 1% of CBD extracted from the flower.

Canntab is a Canadian cannabis oral dosage formulation company based in Markham, Ontario, engaged in the research and development of pharmaceutical-grade formulations of cannabinoids and trades on the Canadian Securities Exchange under the symbol PILL. World Class is understood to have developed an extraction process to produce quality, potent cannabis extracts using ultrasound to effectively produce extracts from cannabis and hemp and isolate essential compounds found in plant material. World Class trades on the Canadian Securities Exchange under the symbol PUMP. Certain Officers and Directors of the Company also serve as Directors of World Class.

Epitech License Agreement

Under the terms of the Company’s License Agreement with Epitech Group SPA (“Epitech”), the Company has payments due to Epitech pending the achievement of specified milestones. Upon first notification by the Food and Drug Administration (“FDA”) of approval of a New Drug Application, the non-refundable sum of USD $700,000 will be due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company will pay the non-refundable sum of USD $1,000,000 to Epitech.

For non-prescription drug rights, any one-off lump sum payments received by the Company as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product, shall require the Company to pay to Epitech 25% of the lump sum payment received by the Company. For prescription drug rights the Company shall pay 5% of any one-off lump sum payments to Epitech as consideration for granting a sub-license to a Commercial Partner with respect to a Licensed Product. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

The Company shall pay either a) 7% of Net Sales of the Licensed Product in a Product Regulatory Category other than prescription drugs place on the market by the Company; or b) 25% of Net Receipts received by the Company from Commercial Partners where Licensed Products in a Product Regulatory Category other than prescription drugs are placed on the market by such Commercial Partners; or c) 5% of Net Sales or Net receipts of the Licensed Products in the Product Regulatory Category of prescription drugs. The Company will pay the amounts payable on a quarterly basis within 60 days of the end of each calendar quarter.

Supply Agreement with Pharmadrug Production GMBH (“Pharmadrug”)

FV Pharma has a supply agreement with Pharmadrug whereby FV Pharma has committed to make the following quantities of cannabis available to Pharmadrug to purchase under the terms of the Supply Agreement:

Year	Commitment
2020	350 kilograms
2021	650 kilograms
2022	1,000 kilograms
2023	1,000 kilograms
2024	1,000 kilograms

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

Heritage Building Restoration Commitment

The Company has a commitment to restore the designated heritage building on the Company’s premises. The estimated cost of remaining restoration work to be completed is $388,000.

Contingencies

Legal matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Environmental

Management believes that there are no probable environmental related liabilities that will have a material adverse effect on the financial position or operating results of the Company.

Claims from suppliers

A dismissed contractor commenced a lien action combined with a breach of contract action in the Cobourg Superior Court of Justice in early 2019 claiming approximately $1,700,000 in various purported damages, with the claim for lien component of $188,309 being registered on November 26, 2018. The Company is defending the action and has taken steps to obtain particulars and inspect documents of the plaintiff which remain unaddressed to date. The Company has paid $235,387 to the Cobourg Superior Court to vacate the lien from title for which the funds stand both as security for the lien claim as well as its costs with the Cobourg Superior Court of Justice. The Company has recorded a provision of $50,000 as at June 30, 2020 in relation to this matter.

Former employee

FSD hired an individual by way of employment agreement. The individual’s employment was subsequently terminated in the probationary period due to non-performance/cause in February 2019. The individual retained legal counsel in or around February 15, 2019 demanding that he be provided (i) unpaid wages; (ii) unpaid holiday pay, (iii) payment for wrongful dismissal (one week) and (iv) breach of contract.

The Company is of the view that the outcome will be unfavourable to the Company. The Company has a provision of $105,180 in relation to the claimed amounts for unpaid wages and unpaid holiday pay. No amounts have been provisioned in respect of the claims for wrongful dismissal and breach of contract, as the Company is of the position that they will be able to successfully defend themselves from these claims.

On July 29, 2020, a judgment was issued ordering the Company to pay unpaid wages and unpaid holiday pay.

Class Action

On February 22, 2019, a shareholder in FSD commenced a proposed class action proceeding against the Company by issuing a statement of claim in the Ontario Superior Court. Amongst other causes of action, the individual seeks leave to bring a claim pursuant to s.138 of the Ontario Securities Act, alleging the Company made statements containing misrepresentations related to the build-out of the Company’s Cobourg facility.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

The plaintiff’s motion for leave to bring the statutory claim under section 138.3 of the Securities Act was heard in court on June 23, 2020. The trail judge has reserved his decision. FSD have not been given a date by the court on which the decision will be released. The ultimate outcome of the matter cannot be reliably determined at this time and no provision has been recorded for this matter as at June 30, 2020.

Auxly Cannabis Group Inc.

On March 3, 2018, FSD entered into a Definitive Strategic Alliance and Streaming Agreement (the “Agreement”) with Auxly Cannabis Group Inc. (“Auxly”). On February 6, 2019, the Company delivered to Auxly a Notice of Default, thereby terminating the Agreement effective immediately. Subsequent to the issuance of the Notice of Default, Auxly sent a Notice of Default to the Company on February 6, 2019 in response. To date, neither party has taken further legal action against the counter party.

To fund the development, Auxly purchased 37,313 Class B shares for the aggregate of $7,500,000 from the Company’s treasury by way of private placement, which funds were placed in trust to be spent on construction and development costs. The funds were placed in a trust account to be administered by Auxly. Due to the termination and subsequent negotiations, it is indeterminable at this point as to the amount, if any, of these funds will be released to the Company. Should any funds be released to the Company, those amounts will be recognized in future periods.

16. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

● The Company paid expenses of $947,498 to a company owned by the CEO for the six months ended June 30, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. As of June 30, 2020 the Company has a related party loan receivable due from the CEO for $472,920 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issued.

● As of June 30, 2020 the Company has a related party loan receivable due from the President of FSD BioSciences Division for $29,079 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued.

● The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors compensation for the three months ended June 30, 2020 was $163,111 (2019 - $61,667) which included $153,111 recognized as share-based compensation. As of March 31, 2020, directors have received their compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

Key management personnel compensation during the three and six months ended June 30, 2020 and 2019 comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	841,716	1,060,275	1,818,766	1,319,443
Share-based payments	389,200	2,937,339	3,097,014	2,937,339
Total	1,230,916	3,997,614	4,915,780	4,256,782

17. Restatement of comparative figures

In preparing the June 30, 2020 condensed consolidated interim financial statements, certain errors to the previously issued June 30, 2019 consolidated financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, other investments, and derivative liability.

The errors have been corrected by restating each of the affected financial statement line items for the period ending June 30, 2019 as follows:

				For the three months
Statement of Loss and Comprehensive Loss				ended June 30, 2019
		As previously
		reported	Adjustments	As revised
	Note	$	$	$
Share-based payments	[i]	5,383,199	(254,311)	5,128,888

Loss from continuing operations		(7,693,230)	(254,311)	(7,947,541)

Loss on change in FV of derivative liability	[ii]	—	1,756,438	1,756,438
Gain on changes in fair value of other investments	[iii]	4,460,724	(57,381)	4,403,343

Net loss from continuing operations		(12,662,576)	(1,444,746)	(14,107,322)
Net loss for the period		(14,245,520)	(1,444,746)	(15,690,266)

Statement of Changes in Shareholders' Equity				June 30, 2019
As previously
		reported	Adjustments	As revised
	Note	$	$	$
Accumulated deficit	[i] [ii] [iii]	(43,291,443)	(1,444,746)	(44,736,189)

				For the six months
Statement of Loss and Comprehensive Loss				ended June 30, 2019
		As previously
		reported	Adjustments	As revised
	Note	$	$	$
Share-based payments	[i]	5,686,057	(254,311)	5,431,746

Loss from continuing operations		(10,100,418)	(254,311)	(10,354,729)

Loss on change in FV of derivative liability	[ii]	—	1,756,438	1,756,438
Gain on changes in fair value of other investments	[iii]	3,220,677	(57,381)	3,163,296

Net loss from continuing operations		(13,829,717)	(1,444,746)	(15,274,463)
Net loss for the period		(16,542,806)	(1,444,746)	(17,987,552)

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements [unaudited] [expressed in Canadian dollars]

June 30, 2020 and 2019

[i] Adjustment to share-based payments of $254,311 was made and a corresponding increase to contributed surplus related to recording the share-based compensation granted during the three months ended June 30, 2019.

[ii] Adjustments to derivative liability and change in fair value of derivative liability for initial and subsequent accounting treatment under share exchange agreements entered into during the three months ended June 30, 2019. This results in increase in derivative liability of $2,291,037 with corresponding increase of $500,000 in investments and recognition of loss on change in fair-value of derivative liability of $1,756,438.

[iii] Increase to other investments to correct the fair value of privately held investments of $283,003 and to recognize $274,378 related to the fair value of the conversion feature of convertible debentures held by the Company. This results in an increase of $557,381 to other investments with the corresponding recognition of a $500,000 derivative liability and $57,381 gain on change in fair value of other investments.

The restatements were all non-cash and did not have any impact on cash used in operations, cash provided by (used in) investment activities and cash provided by financing activities.

18. Subsequent events

On July 10, 2020, the Company entered into an Equity Distribution Agreement with A.G.P/Alliance Global Partners. Under the terms of the agreement, the Company may direct A.G.P. to sell Class B Subordinate Voting Shares of the Company for aggregate gross proceeds of up to USD $20 million during the term of the agreement. Sales of Class B Shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions.

On July 30, 2020, the Company announced that it has notified Health Canada of the Company’s decision to forfeit the licenses of FV Pharma and suspend all activities by FV Pharma within 30 days. FV Pharma was classified as held for sale and discontinued operations for the six months ended June 30, 2020.

On August 6, 2020, the Company issued 2,762,430 Class B Common Shares and 1,381,215 warrants for gross cash proceeds of approximately $13 million (USD $10 million). Each warrant is exercisable into one Class B Common Share at an exercise price of USD $4.26 per share for a period of five years.